UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2026

Commission file number: 001-41516

TH International Limited

7/F Central Plaza

227 Huangpi North Road

Shanghai, People’s Republic of China, 200003

+86-021-6136-6616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

Leadership Changes

On June 9, 2026, TH International Limited (“Tims China” or the “Company”) announced the following leadership changes, which will become effective as of June 15, 2026:

●	The Company’s current Chairman, Mr. Peter Yu, will step down from his role as Chairman but will continue to serve as a director on the board of directors of the Company (the “Board”). The Board extends its sincere appreciation to Mr. Yu for his invaluable guidance and strategic vision over the past eight years as Chairman.

●	The Company’s current Chief Executive Officer (“CEO”) and director, Mr. Yongchen Lu, will be designated as the Chairman of the Company. Unless earlier terminated, the designation of Mr. Lu as Chairman of the Company shall expire automatically on June 15, 2027, shall cease if Mr. Lu ceases to be a director of the Company, and may be rescinded at any time by a resolution of the Board. The designation is a non-executive title, and does not confer on Mr. Lu any rights, powers or authority beyond those applicable to him in his capacity as a director of the Company. Mr. Lu’s appointment as a director is also for a fixed term expiring on June 15, 2027, coterminous with his designation as Chairman. The Board would like to express its deep gratitude to Mr. Lu for his significant contributions and dedicated leadership during his service as CEO since May 2018, which have been instrumental to the Company’s growth.

●	Mr. Kwok Wah Cheung will be appointed to succeed Mr. Lu as the new CEO of the Company and its subsidiaries. The biographical information for Mr. Cheung is set forth in the exhibit. The Board expresses its warm welcome to Mr. Cheung on his new appointment.

Additionally, the Company announced that Tim Hortons Restaurants International GmbH (“THRI”) nominated Mr. Lucas Alperi Suarez to replace Mr. Rafael Odorizzi on the Board, effective as of June 9, 2026. The biographical information for Mr. Alperi is set forth in the exhibit. Accordingly, Mr. Odorizzi resigned as a member of the Board and Mr. Alperi has been appointed as the director of the Company, effective as of June 9, 2026. The Board thanks Mr. Odorizzi for his four years of dedicated service and sound judgment as a director, and expresses its welcome to Mr. Alperi on his new appointment.

Issuance of Additional Senior Secured Convertible Notes

On June 9, 2026, the Company announced that it has entered into a definitive agreement with THRI for the issuance of Senior Secured Convertible Notes (the “Additional Notes”) in an aggregate principal amount of up to US$55.0 million, which will be consolidated and form a single series with, and rank pari passu with the existing US$89.9 million floating rate senior secured convertible notes due 2029 issued by the Company on December 2, 2025 (the “Original Notes”, together with the “Additional Notes”, the “Notes”). The transaction has been approved by the Board. The transaction will be executed in four separate tranches, with the first tranche of up to $15.8 million to be issued by July 31, 2026 and the final tranche expected in the first quarter of 2027. Each tranche remains subject to customary and other closing conditions, including required regulatory approvals in China and certain business performance milestone conditions.

The Company will use part of the proceeds from the issuance of the Additional Notes for further expansion of its store network nationwide and funding the working capital or operating expenditure requirements of the Company and its subsidiaries.

The Additional Notes are to be issued pursuant to the indenture dated December 2, 2025 governing the Notes, and will have the same terms as the Original Notes, including interest rate, conversion price and maturity date, security package and covenant terms. See the Company’s Reports on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2025, and December 3, 2025 relating to the Original Notes for a description of these terms.

Amendment to Certificate of Designation

At the closing of the initial tranche, the Company expects to enter into an amended and restated certificate of designation relating to the Series A-2 Convertible Preferred Shares and the Class A-1 Special Voting Share (the “Amended Certificate of Designation”). The Company previously disclosed, in connection with the issuance of unsecured convertible notes in 2024, that the Class A-1 Special Voting Share and the Series A-2 Preferred Shares, voting together as a single class, were entitled to elect two directors until the aggregate voting power of such securities fell below 11.1% of the total voting power of the Company, and one director until such aggregate voting power fell below 3.0%. See the Company’s Report on Form 6-K filed with the SEC on July 1, 2024.

The Amended Certificate of Designation intends to update this framework to a three-tier structure, pursuant to which the holders of the Class A-1 Special Voting Share and the Series A-2 Preferred Shares, voting together as a single class, will be entitled to appoint up to three directors when their aggregate voting power is at or above 11.1% of the total voting power of the Company, two directors when such aggregate voting power is at or above 7.05% but below 11.1% of the total voting power of the Company, and one director when such voting power is at or above 3.0% but below 7.05% of the total voting power of the Company, in each case out of a nine-member board, with no special board designation rights below 3.0%.

The issuance of the securities under such transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and in an offshore transaction in reliance upon Regulation S under the Securities Act.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
10.1	Convertible Note Purchase Agreement
99.1	Press Release
99.2	Biographical Information of the New Director and CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TH International Limited

/s/ Yongchen Lu
Yongchen Lu
Chief Executive Officer

Date: June 9, 2026

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